SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                      POLYPHASE CORPORATION
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            73179110
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1 (b)

     [x]  Rule 13d-1 (c)

     [ ]  Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.73179110                       Amendment No. 2 to 13G

(1)  Name of Reporting Person           Infinity Investors Limited
I.R.S. Identification No. of Above Person (entities only)  N/A
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [ ]
     Member of a Group*                                (b)  [ ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization  Nevis, West  Indies
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         0.0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------
*    SEE INSTRUCTIONS
** This Amendment No. 2 to Schedule 13G is being filed pursuant to Item 5 hereof to reflect the fact that, as of the date hereof, the Reporting Person has ceased to be the beneficial owner of more than 5% of the class of securities.
------------------------------------------------------------------

CUSIP NO. 73179110                    Amendment No. 2 to 13G

Item 4.             Ownership:

     At the close of business on December 31, 1999, the Reporting
     Person did not beneficially own any shares of the Issuer's
     Common Stock or any securities convertible, exercisable or exchangeable for shares of the Issuer's Common Stock.

     (a)  Amount Beneficially owned:   0

     (b)  Percent of Class:  0%

     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote:    0

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition
                of:    0

          (iv)  shared power to dispose or to direct the
                disposition of:    0



Item 5.      Ownership of 5% or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [ X ]




                    [Signature Page Follows]

     CUSIP NO. 73179110               Amendment No. 2 to 13G

     Item 10.  Certifications:

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            Date:    February 14, 2000

                               Infinity Investors  Limited

                               By:     /s/ J. A. LOUGHRAN
                                  -------------------------
                               Name:   J. A. Loughran
                               Title:    Director

           Attention: Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (see 18 U.S.C.  1001).